UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 200

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09523Q 200

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Matthew B. Salzberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 423,110

	6.	Shared Voting Power* 1,250

	7.	Sole Dispositive Power* 423,110

	8.	Shared Dispositive Power* 1,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 424,360

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 0.01%

12.	Type of Reporting Person (See Instructions) IN

* See Item 4 below.

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 0

	6.	Shared Voting Power* 0

	7.	Sole Dispositive Power* 0

	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 0.0%

12.	Type of Reporting Person (See Instructions) OO

* See Item 4 below.

Item 1.

(a)	Name of Issuer Blue Apron Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 28 Liberty Street New York, NY 10005

Item 2.
(a)	Name of Person(s) Filing Matthew B. Salzberg Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement
(b)	Address of Principal Business Office or, if none, Residence c/o Covington & Burling LLP One CityCenter, 850 Tenth Street, NW Washington, DC 20001 Attention: Matthew C. Franker
(c)	Citizenship Matthew B. Salzberg — United States of America Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement — New York
(d)	Title of Class of Securities Class A Common Stock, par value $0.0001 per share
(e)	CUSIP Number 09523Q 200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Matthew B. Salzberg and the Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement are filing this Amendment No. 7 to Schedule 13G to update their beneficial ownership of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Blue Apron Holdings, Inc. (the “Issuer”).

(a)   Amount beneficially owned:

Reporting Person	Number of Shares
Matthew B. Salzberg	424,360
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	0

(b)   Percent of class:

Reporting Person	Percent of Shares(1)
Matthew B. Salzberg	0.01%
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	0.0%

(c)   Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote:

Reporting Person	Number of Shares
Matthew B. Salzberg	423,110	(2)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	0

(ii)	Shared power to vote or direct the vote:

Reporting Person	Number of Shares
Matthew B. Salzberg	1,250	(3)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	0

(iii)	Sole power to dispose or direct the disposition of:

Reporting Person	Number of Shares
Matthew B. Salzberg	423,110	(2)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	0

(iv)	Shared power to dispose or direct the disposition of:

Reporting Person	Number of Shares
Matthew B. Salzberg	1,250	(3)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	0

(1)

Based upon 39,578,600 shares of the Issuer’s Class A Common Stock outstanding as of October 15, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2022, which was filed with the U.S. Securities and Exchange Commission on November 7, 2022.

(2)	Consists of (a) 420,000 shares of the Issuer’s Class A Common Stock underlying warrants held directly by Mr. Salzberg, and (b) 3,110 shares of the Issuer’s Class A Common Stock subject to options exercisable within 60 days of December 31, 2022.

(3)	Consists of 1,250 shares of the Issuer’s Class A Common Stock held of record by Aspiration Growth Opportunities II GP, LLC, with respect to which Matthew B. Salzberg has shared investment and voting power.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATTHEW B. SALZBERG
/s/ Matthew B. Salzberg
FAMILY TRUST CREATED UNDER ARTICLE V OF THE MATTHEW SALZBERG 2014 ANNUITY TRUST AGREEMENT
/s/ Matthew B. Salzberg
Name: Matthew B. Salzberg
Title: Co-trustee

Dated: January 31, 2023